December 2014 Pricing Sheet dated December 23, 2014 relating to Preliminary Terms No. 56 dated December 22, 2014 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
Contingent Income Auto-Callable Securities due December 29, 2017
Based on the Performance of the Common Stock of Seadrill Limited
Principal at Risk Securities
PRICING TERMS – DECEMBER 23, 2014
Issuer:	Morgan Stanley
Underlying stock:	Seadrill Limited common stock
Aggregate principal amount:	$4,169,500
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	December 23, 2014
Original issue date:	December 29, 2014 (3 business days after the pricing date)
Maturity date:	December 29, 2017
Contingent quarterly coupon:
A contingent coupon plus any previously unpaid contingent quarterly coupons with respect to any prior determination dates will be paid on the securities on each contingent payment date but only if the determination closing price or the final share price, as applicable, is at or above the coupon barrier level on the related determination date.  If payable, the contingent quarterly coupon will be an amount in cash per stated principal amount corresponding to a return of 18.00% per annum for each interest payment period for each applicable determination date.
If the contingent quarterly coupon is not paid on any contingent payment date (because the determination closing price of the underlying stock is less than the coupon barrier level on the related determination date), such unpaid contingent quarterly coupon will be paid on a later contingent payment date but only if the determination closing price or the final share price, as applicable, of the underlying stock on such later determination date is greater than or equal to the coupon barrier level.  You will not receive such unpaid contingent quarterly coupons if the determination closing price or the final share price, as applicable, of the underlying stock is less than the coupon barrier level on each subsequent determination date.  If the determination closing price or the final share price, as applicable, of the underlying stock is less than the coupon barrier level on each determination date, you will not receive any contingent quarterly coupons for the entire 3-year term of the securities.

Payment at maturity:
If the final share price is greater than or equal to the downside threshold level, investors will receive the stated principal amount.
If the final share price is also greater than or equal to the coupon barrier level, investors will also receive the contingent quarterly coupon with respect to the final determination date and any previously unpaid contingent quarterly coupons with respect to the prior determination dates.
If the final share price is less than the downside threshold level, investors will receive (i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date.  Under these circumstances, the value of such shares (or that cash) will be less than 50% of the stated principal amount of the securities and could be zero.

Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.385 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.20(1)	$9.75
$0.05(2)
Total	$4,169,500	$104,237.50	$4,065,262.50
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 56 dated December 22, 2014
Product Supplement for Auto-Callable Securities dated November 19, 2014                     Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Income Auto-Callable Securities due December 29, 2017
Based on the Performance of the Common Stock of Seadrill Limited
Principal at Risk Securities

Terms continued from previous page:
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date and with respect to any prior determination dates for which a contingent quarterly coupon was not paid.

Determination closing price:
The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date and with respect to any prior determination date(s) for which a contingent quarterly coupon was not paid.

Determination dates:
March 23, 2015, June 23, 2015, September 23, 2015, December 23, 2015, March 23, 2016, June 23, 2016, September 23, 2016, December 23, 2016, March 23, 2017, June 23, 2017, September 25, 2017 and December 26, 2017, subject to postponement for non-trading days and certain market disruption events.  We also refer to December 26, 2017 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Exchange ratio:	0.84317, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Coupon barrier level:	$8.895, which is equal to 75% of the initial share price
Downside threshold level:	$5.93, which is equal to 50% of the initial share price
Initial share price:	$11.86, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	61764M448
ISIN:	US61764M4481
Listing:	The securities will not be listed on any securities exchange.